Semiannual Report

MARCH 31, 2005

Waddell & Reed Advisors Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Bond Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Waddell & Reed Advisors Bond Fund prospectus and current Fund performance information.

President's Letter

March 31, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2005.

The six-month period was split into two very different halves. The last calendar quarter of 2004 showed strong market gains, as we shook off some of the concerns surrounding the U.S. presidential election while the economy exhibited continued strength. The first quarter of 2005 offered considerably more restrained performance. Rising interest rates and inflation concerns led to negative returns for most major market indexes. However, stocks saw solid returns for the six-month period overall, as the S&P 500 Index rose 6.88 percent and the Dow Jones Industrial Average returned 5.37 percent. Bonds did not fare as well, with the Lehman Brothers U.S. Credit Index returning 0.21 percent over the last six months.

A number of factors weighed on the minds of investors during the period. These included continued turmoil in Iraq, rising energy prices, the potential for accelerating inflation and a decline in the value of the U.S. dollar. Corporate earnings remained strong, however, and gross domestic product (GDP) in the United States expanded at an annual rate of 3.8 percent in the last calendar quarter of 2004, and appears to have grown at about the same rate in the first quarter of 2005.

In response to inflation concerns, the Federal Reserve continued to bring short-term interest rates to a less accommodative position. The Fed enacted a number of small rate increases between September and March, with short-term rates ending the period at 2.75 percent. The Fed has stated that it intends to continue considering "measured" rate increases over the next few months.

Looking ahead, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or more. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets.

Keep in mind, however, that uncertainty is a core feature of the financial markets. That's why we believe that adhering to the fundamental principles of investing is the best way to work toward your long-term financial goals. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential to meet your financial goals.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses
BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2005	Beginning Account Value 9-30-04	Ending Account Value 3-31-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,005	1.09%	$ 5.46
Class B	1,000	999	2.02	10.07
Class C	1,000	999	2.02	10.07
Class Y	1,000	1,006	0.71	3.57
Based on 5% Return[2]				
Class A	$1,000	$1,019	1.09%	$ 5.50
Class B	1,000	1,015	2.02	10.15
Class C	1,000	1,015	2.02	10.15
Class Y	1,000	1,021	0.71	3.60

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF BOND FUND

Portfolio Highlights

On March 31, 2005, Waddell & Reed Advisors Bond Fund had net assets totaling $675,874,951 invested in a diversified portfolio of:

94.37%	Bonds
5.63%	Cash and Cash Equivalents and Equities

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



	Bonds	
	Corporate.	$53.53
	United States Treasury Obligations	$ 5.01
	United States Government Agency Obligations	$32.42
	Other Government	$ 3.41
	Cash and Cash Equivalents and Equities . .	$ 5.63

On March 31, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



	AAA	45.35%
	AA	1.94%
	A	14.42%
	BBB	18.71%
	BB	7.67%
	B	1.00%
	Below B	0.32%
	Non-rated	4.96%
	Cash and Cash Equivalents and Equities . .	5.63%

Please note that securities issued by U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs") are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

The Investments of Bond Fund

March 31, 2005

WARRANT – 0.00%	Shares	Value
Petroleum – Domestic		
Chesapeake Energy Corporation, Warrants*.	1,324	$ 12,396
(Cost: $0)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 2.22%		
First Union Corporation,		
6.824%, 8–1–26	$10,000	12,318,920
SouthTrust Bank, National Association,		
6.125%, 1–9–28	2,400	2,674,874
		14,993,794
Beverages – 0.32%		
Coca-Cola Enterprises Inc.,		
7.0%, 10–1–26	1,825	2,145,269
Broadcasting – 1.41%		
British Sky Broadcasting Group plc,		
8.2%, 7–15–09	4,750	5,356,371
TCA Cable TV, Inc.,		
6.53%, 2–1–28	4,000	4,151,388
		9,507,759
Business Equipment and Services – 0.90%		
Hertz Corp,		
7.4%, 3–1–11	1,000	1,008,233
Postal Square Limited Partnership,		
6.5%, 6–15–22	1,484	1,593,954
Quebecor World Capital Corporation,		
4.875%, 11–15–08	3,500	3,471,185
		6,073,372
Chemicals – Petroleum and Inorganic – 1.50%		
FMC Corporation,		
10.25%, 11–1–09	4,750	5,296,250
NOVA Chemicals Corporation,		
7.0%, 5–15–06	4,750	4,874,687
		10,170,937

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Coal – 0.46%		
Peabody Energy Corporation,		
6.875%, 3–15–13	$3,000	$ 3,090,000
Computers – Main and Mini – 0.42%		
Dell Computer Corporation,		
6.55%, 4–15–08	500	530,579
Unisys Corporation:		
8.125%, 6–1–06	1,750	1,793,750
7.875%, 4–1–08	550	552,750
		2,877,079
Construction Materials – 0.07%		
American Standard Inc.,		
7.375%, 4–15–05	480	480,532
Finance Companies – 20.33%		
Asset Securitization Corporation,		
7.49%, 4–14–29	5,627	5,934,190
Bear Stearns Commercial Mortgage Securities Inc.,		
7.32%, 10–15–32	8,400	9,344,919
CHL Pass-Through Trust 2003–20,		
5.5%, 7–25–33	9,779	9,900,866
Chase Manhattan – First Union Commercial		
Mortgage Trust,		
7.439%, 7–15–09	7,500	8,274,463
Diversified REIT Owner Trust 1999–1,		
6.78%, 3–18–11 (A)	2,250	2,341,406
First Union National Bank Commercial Mortgage,		
7.841%, 3–15–10	7,500	8,476,270
Ford Motor Credit Company:		
6.5%, 1–25–07	5,500	5,555,786
7.375%, 10–28–09	1,000	1,004,370
GMAC Commercial Mortgage Securities, Inc.,		
Mortgage Pass-Through Certificates, Series 1997-C1,		
6.869%, 7–15–29	7,712	8,070,946
GSR Mortgage Loan Trust 2004–2F,		
7.0%, 1–25–34	6,989	7,186,183
General Motors Acceptance Corporation:		
5.625%, 5–15–09	6,500	5,929,775
8.875%, 6–1–10	6,500	6,538,207

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
IndyMac INDX Mortgage Loan Trust 2004-AR4,		
4.90231%, 8–25–34	$2,947	$ 2,858,824
SocGen Real Estate Company L.L.C.,		
7.64%, 12–29–49 (A)	6,000	6,426,612
Structured Adjustable Rate Mortgage Loan Trust,		
Mortgage Pass-Through Certificates:		
Series 2004–3AC,		
4.9348%, 3–25–34	6,071	5,958,413
Series 2004–5,		
4.62079%, 5–25–34	3,991	3,787,787
Series 2004–6,		
4.74195%, 6–25–34	2,993	2,849,263
Series 2004–12,		
5.13869%, 9–25–34	4,861	4,663,752
Series 2004-A,		
4.64348%, 2–25–34	6,963	6,836,586
Structured Asset Securities Corporation:		
4.7676%, 10–25–33	3,821	3,758,554
4.8085%, 1–25–34	5,966	5,941,394
Structured Asset Securities Corporation, Mortgage		
Pass-Through Certificates, Series 2003–40A,		
4.8058%, 1–25–34	2,983	2,829,408
Wells Fargo Mortgage Pass-Through Certificates,		
Series 2003–10,		
4.5%, 9–25–18	7,500	7,249,279
Westinghouse Electric Corporation,		
8.875%, 6–14–14	4,500	5,697,198
		137,414,451
Food and Related – 1.86%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (A)	3,000	2,935,200
ConAgra, Inc.,		
7.125%, 10–1–26	7,750	9,025,851
Dean Foods Co.,		
6.75%, 6–15–05	650	653,250
		12,614,301
Forest and Paper Products – 4.17%		
Abitibi-Consolidated Company of Canada,		
6.95%, 12–15–06	7,500	7,537,500
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	4,000	4,150,000

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products (Continued)		
Champion International Corporation:		
6.4%, 2–15–26	$ 6,500	$ 6,893,081
6.65%, 12–15–37	2,500	2,796,052
Georgia-Pacific Corporation,		
7.375%, 7–15–08	5,000	5,237,500
Westvaco Corporation,		
7.5%, 6–15–27	1,400	1,551,410
		28,165,543
Homebuilders, Mobile Homes – 0.98%		
D.R. Horton, Inc.,		
8.0%, 2–1–09	2,500	2,687,770
Pulte Corporation,		
8.125%, 3–1–11	3,500	3,946,565
		6,634,335
Hospital Supply and Management – 1.12%		
HCA – The Healthcare Company:		
7.125%, 6–1–06	3,000	3,086,676
8.75%, 9–1–10	4,000	4,498,340
		7,585,016
Household – General Products – 1.94%		
Procter & Gamble Company (The),		
8.0%, 9–1–24	10,000	13,098,150
Motor Vehicle Parts – 0.15%		
Meritor Automotive, Inc.,		
6.8%, 2–15–09	1,000	990,000
Multiple Industry – 4.36%		
CHYPS CBO 1997–1 Ltd.,		
6.72%, 1–15–10 (A)	3,267	2,188,872
Comcast Cable Communications, Inc.,		
8.5%, 5–1–27	5,250	6,739,420
Dominion Resources, Inc.,		
5.25%, 8–1–33	5,750	5,728,725
Preferred Term Securities XVI, Ltd. and Preferred Term Securities XVI, Inc.,		
5.06%, 3–23–35 (A)	3,750	3,764,062
Preferred Term Securities XVII, Ltd. and Preferred Term Securities XVII, Inc.,		
5.18%, 6–23–35 (A)	3,000	2,992,500

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry (Continued)		
TE Products Pipeline Company, Limited Partnership,		
7.51%, 1–15–28	$2,000	$ 2,119,500
TOLLROAD INVESTMENT PARTNERSHIP SERIES II,		
0.0%, 2–15–09 (A)	2,000	1,670,264
Tyco International Group S.A.,		
6.375%, 10–15–11	4,000	4,270,200
		29,473,543
Petroleum – Domestic – 0.37%		
Chesapeake Energy Corporation,		
9.0%, 8–15–12	2,250	2,483,437
Petroleum – International – 2.37%		
Halliburton Company,		
6.75%, 2–1–27	7,250	8,151,537
Key Energy Services, Inc.,		
8.375%, 3–1–08	500	519,375
Pemex Project Funding Master Trust,		
9.125%, 10–13–10	2,500	2,887,500
Petrobras International Finance Company,		
9.875%, 5–9–08	4,000	4,440,000
		15,998,412
Real Estate Investment Trust – 0.32%		
Spieker Properties, L.P.,		
7.35%, 12–1–17	1,950	2,195,649
Utilities – Electric – 2.40%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	3,250	3,717,253
Indiantown Cogeneration,		
9.77%, 12–15–20	1,500	1,745,985
Oncor Electric Delivery Company,		
6.375%, 5–1–12	8,000	8,576,336
Pepco Holdings, Inc.,		
4.0%, 5–15–10	2,250	2,164,635
		16,204,209
Utilities – Gas and Pipeline – 0.92%		
Tennessee Gas Pipeline Company,		
7.0%, 3–15–27	6,000	6,205,668
Utilities – Telephone – 4.94%		
BellSouth Capital Funding Corporation,		
6.04%, 11–15–26	2,500	2,599,603
British Telecommunications Public Limited Company,		
8.375%, 12–15–10	6,000	6,970,794

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
Deutsche Telekom International Finance B.V.,		
8.5%, 6–15–10	$9,000	$ 10,350,720
Pacific Bell,		
7.25%, 11–1–27	3,250	3,470,337
Sprint Capital Corporation,		
6.125%, 11–15–08	4,500	4,703,449
Telefonos de Mexico, S.A. de C.V.,		
4.5%, 11–19–08	4,250	4,178,375
Verizon Global Funding Corp.,		
7.25%, 12–1–10	1,000	1,109,771
		33,383,049
TOTAL CORPORATE DEBT SECURITIES – 53.53%		$361,784,505
(Cost: $353,639,919)		

OTHER GOVERNMENT SECURITIES		
Brazil – 0.47%		
Federative Republic of Brazil (The):		
10.0%, 1–16–07	1,500	1,612,500
9.25%, 10–22–10	1,500	1,575,000
		3,187,500
Canada – 2.08%		
Hydro-Quebec,		
8.05%, 7–7–24	2,000	2,707,100
Province de Quebec,		
7.14%, 2–27–26	9,200	11,368,164
		14,075,264
Supranational – 0.86%		
Inter-American Development Bank,		
8.4%, 9–1–09	5,000	5,785,880
TOTAL OTHER GOVERNMENT SECURITIES – 3.41%		$ 23,048,644
(Cost: $19,839,330)		

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 4.05%		
Federal Home Loan Bank,		
5.375%, 5–15–19	$10,000	$ 10,392,810
Tennessee Valley Authority:		
4.875%, 12–15–16	10,500	10,867,752
5.88%, 4–1–36	5,500	6,095,062
		27,355,624
Mortgage-Backed Obligations – 28.37%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO:		
5.5%, 3–15–14	4,364	4,459,246
4.0%, 5–15–16	4,920	4,852,578
4.0%, 10–15–16	4,956	4,876,133
5.0%, 7–15–19	3,871	3,796,634
6.5%, 11–25–21	513	515,787
5.0%, 5–15–23	5,500	5,388,409
5.5%, 4–15–24 (Interest Only).	5,418	439,191
5.5%, 4–15–24 (Interest Only).	11,453	1,260,575
6.0%, 3–15–29	1,571	1,615,436
5.0%, 7–15–29 (Interest Only).	6,413	926,583
7.5%, 9–15–29	2,263	2,442,287
4.0%, 2–15–30	4,500	4,358,555
4.25%, 3–15–31	7,468	7,317,347
5.0%, 9–15–32	3,000	2,913,236
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
4.0%, 12–1–08	8,640	8,573,977
6.0%, 11–1–28	1,778	1,826,011
7.0%, 5–1–31	530	558,526
6.5%, 10–1–31	802	833,526
6.5%, 11–1–31	662	687,724
6.0%, 2–1–32	2,100	2,152,257
6.5%, 6–1–32	887	921,607
5.0%, 3–1–35	5,500	5,384,901
Federal Home Loan Mortgage Corporation Non-Agency		
REMIC/CMO (Interest Only),		
5.5%, 12–15–13	1,723	395,935
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	8,500	8,401,054

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency		
REMIC/CMO (Continued):		
5.0%, 3–25–18 (Interest Only)	$ 4,293	$ 417,691
5.0%, 6–25–18	6,750	6,763,062
4.5%, 8–25–18	5,000	4,940,980
5.5%, 2–25–32	4,000	4,055,732
4.0%, 11–25–32	4,294	4,200,377
4.0%, 3–25–33	3,325	3,264,174
3.5%, 8–25–33	7,670	7,188,491
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
4.0%, 1–1–11	9,774	9,580,405
5.5%, 1–1–17	2,850	2,907,437
6.0%, 1–1–17	1,902	1,965,587
5.0%, 3–1–18	3,060	3,063,034
4.0%, 11–1–18	5,824	5,588,960
5.5%, 10–1–23	4,236	4,257,411
5.0%, 4–1–24	10,359	10,226,990
7.0%, 6–1–24	516	547,063
5.0%, 2–1–25	14,892	14,702,521
6.0%, 12–1–28	665	681,952
6.5%, 3–1–33	3,068	3,189,277
Federal National Mortgage Association Non-Agency		
REMIC/CMO,		
4.5%, 7–25–24	3,000	2,789,851
Government National Mortgage Association Agency		
REMIC/CMO:		
5.5%, 6–20–28 (Interest Only)	11,712	1,372,761
5.0%, 1–20–32	5,999	5,990,234
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
7.5%, 7–15–23	234	252,220
7.5%, 12–15–23	567	612,098
8.0%, 9–15–25	523	563,821
7.0%, 7–20–27	18	19,213
6.5%, 7–15–28	1,415	1,481,589
6.5%, 5–15–29	685	716,512
7.5%, 7–15–29	94	100,766
7.75%, 10–15–31	1,875	1,987,642

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	$ 1,895	$ 1,849,269
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2001–3 Class G, 6.5%, 4–15–27	2,000	2,035,188
2002–1 Class 2-G, 6.5%, 10–15–25	4,500	4,562,954
2003–2 Class D, 5.0%, 11–15–23	1,250	1,265,977
2003–2 Class E, 5.0%, 12–15–25	3,750	3,734,500
		191,773,254
Treasury Obligations – 5.01%		
United States Treasury Bond,		
6.125%, 11–15–27	3,000	3,506,367
United States Treasury Notes:		
3.5%, 11–15–06	20,000	19,937,500
5.5%, 2–15–08	6,500	6,777,011
5.0%, 2–15–11	3,500	3,635,215
		33,856,093
TOTAL UNITED STATES GOVERNMENT SECURITIES AND GOVERNMENT AGENCY OBLIGATIONS – 37.43%		$252,984,971
(Cost: $254,084,773)		

SHORT-TERM SECURITIES		
Finance Companies – 1.48%		
Ciesco, LLC,		
2.79%, 4–14–05	10,000	9,989,925
Forest and Paper Products – 0.75%		
Sonoco Products Co.,		
2.88%, 4–1–05	5,030	5,030,000
Health Care – General – 0.74%		
Baxter International Inc.,		
2.85%, 4–5–05	5,000	4,998,417

See Notes to Schedule of Investments on page 17.

The Investments of Bond Fund

March 31, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry – 0.44%		
Detroit Edison Co.,		
2.85%, 4–6–05	$ 3,000	$ 2,998,812
Utilities – Gas and Pipeline – 1.48%		
Questar Corporation,		
2.81%, 4–8–05	10,000	9,994,536
TOTAL SHORT-TERM SECURITIES – 4.89%		$ 33,011,690
(Cost: $33,011,690)		
TOTAL INVESTMENT SECURITIES – 99.26%		$670,842,206
(Cost: $660,575,712)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.74%		5,032,745
NET ASSETS – 100.00%		$675,874,951

Notes to Schedule of Investments

*No income dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, the total value of these securities amounted to $22,318,916 or 3.30% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BOND FUND
March 31, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost-$660,576) (Notes 1 and 3)	$670,842
Cash	74
Receivables:	
Investment securities sold	8,137
Interest	7,201
Fund shares sold	517
Prepaid and other assets	62
Total assets	686,833

LIABILITIES

Payable for investment securities purchased	8,049
Payable to Fund shareholders	2,448
Accrued shareholder servicing (Note 2)	243
Accrued service fee (Note 2)	124
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	6
Other	64
Total liabilities	10,958
Total net assets	$675,875

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$107,541
Additional paid-in capital	563,806
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	1,629
Accumulated undistributed net realized loss	
on investment transactions	(7,367)
Net unrealized appreciation in value of investments	10,266
Net assets applicable to outstanding units of capital	$675,875
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.29
Class B	$6.28
Class C	$6.28
Class Y	$6.29
Capital shares outstanding:	
Class A	96,107
Class B	7,154
Class C	2,055
Class Y	2,225
Capital shares authorized	280,000

See Notes to Financial Statements.

Statement of Operations

BOND FUND

For the Six Months Ended March 31, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization	$18,370

Expenses (Note 2):

Investment management fee	1,804
Shareholder servicing:	
Class A	772
Class B	100
Class C	28
Class Y	10
Service fee:	
Class A	756
Class B	59
Class C	17
Distribution fee:	
Class A	23
Class B	177
Class C	50
Accounting services fee	87
Custodian fees	21
Legal fees	20
Audit fees	17
Other	126
Total expenses	4,067
Net investment income	14,303

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	4,962
Realized net gain on foreign currency transactions	1,606
Realized net gain on investments	6,568
Unrealized depreciation in value of investments during the period	(18,570)
Net loss on investments	(12,002)
Net increase in net assets resulting from operations	$ 2,301

See Notes to Financial Statements.

Statement of Changes in Net Assets

BOND FUND

(In Thousands)

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
DECREASE IN NET ASSETS		
Operations:		
Net investment income.....................	$ 14,303	$ 31,415
Realized net gain on investments	6,568	12,043
Unrealized depreciation	(18,570)	(16,843)
Net increase in net assets resulting from operations......................	2,301	26,615
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(13,848)	(28,954)
Class B	(832)	(1,804)
Class C	(234)	(508)
Class Y	(337)	(582)
Realized gains on securities transactions:		
Class A	(9,545)	(3,403)
Class B	(730)	(270)
Class C	(204)	(78)
Class Y	(214)	(57)
	(25,944)	(35,656)
Capital share transactions (Note 5)	(13,800)	(120,798)
Total decrease	(37,443)	(129,839)
NET ASSETS		
Beginning of period	713,318	843,157
End of period	$675,875	$713,318
Undistributed net investment income	$ 1,629	$ 971

(1)See "Financial Highlights" on pages 21 - 24.

See Notes to Financial Statements.

Financial Highlights

BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				For the fiscal period ended 9-30-00	For the fiscal year ended 12-31-99
		2004	2003	2002	2001		
Net asset value, beginning of period. .	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97	$6.39
Income (loss) from investment operations:							
Net investment income	0.13	0.27	0.28	0.31	0.35	0.27	0.35
Net realized and unrealized gain (loss) on investments	(0.10)	(0.03)	0.09	0.16	0.32	0.04	(0.42)
Total from investment operations	0.03	0.24	0.37	0.47	0.67	0.31	(0.07)
Less distributions from:							
Net investment income	(0.14)	(0.28)	(0.29)	(0.31)	(0.35)	(0.27)	(0.35)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.24)	(0.31)	(0.29)	(0.31)	(0.35)	(0.27)	(0.35)
Net asset value, end of period.	$6.29	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97
Total return[1]	0.47%	3.73%	5.86%	7.67%	11.50%	5.24%	−1.08%
Net assets, end of period (in millions)	$604	$637	$755	$792	$584	$493	$501
Ratio of expenses to average net assets . . .	1.09%[2]	1.07%	1.04%	1.03%	1.01%	1.02%[2]	0.95%
Ratio of net investment income to average net assets	4.18%[2]	4.20%	4.36%	4.92%	5.66%	6.00%[2]	5.72%
Portfolio turnover rate . .	14%	43%	44%	25%	36%	23%	34%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

BOND FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 3-31-05 | For the fiscal year ended September 30, | | | | For the fiscal period ended 9-30-00 | For the period from 9-9-99[1] to 12-31-99 |
		2004	2003	2002	2001		
Net asset value, beginning of period..	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97	$6.05
Income (loss) from investment operations:							
Net investment income.........	0.10	0.21	0.23	0.25	0.29	0.23	0.10
Net realized and unrealized gain (loss) on investments.....	(0.11)	(0.03)	0.08	0.16	0.33	0.04	(0.08)
Total from investment operations.........	(0.01)	0.18	0.31	0.41	0.62	0.27	0.02
Less distributions from:							
Net investment income.........	(0.11)	(0.22)	(0.23)	(0.25)	(0.30)	(0.23)	(0.10)
Capital gains.......	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions......	(0.21)	(0.25)	(0.23)	(0.25)	(0.30)	(0.23)	(0.10)
Net asset value, end of period.......	$6.28	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97
Total return...........	−0.15%	2.82%	4.92%	6.75%	10.55%	4.56%	0.30%
Net assets, end of period (in millions)	$45	$49	$59	$43	$22	$7	$2
Ratio of expenses to average net assets ...	2.02%[2]	1.99%	1.93%	1.91%	1.87%	1.90%[2]	1.91%[2]
Ratio of net investment income to average net assets..........	3.25%[2]	3.27%	3.46%	4.03%	4.74%	5.12%[2]	4.93%[2]
Portfolio turnover rate ..	14%	43%	44%	25%	36%	23%	34%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

BOND FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 3-31-05 | For the fiscal year ended September 30, | | | | For the fiscal period ended 9-30-00 | For the period from 9-9-99[1] to 12-31-99 |
		2004	2003	2002	2001		
Net asset value, beginning of period. .	$6.50	$6.57	$6.49	$6.33	$6.01	$5.96	$6.05
Income (loss) from investment operations:							
Net investment income.	0.10	0.21	0.23	0.26	0.30	0.22	0.10
Net realized and unrealized gain (loss) on investments	(0.11)	(0.03)	0.09	0.16	0.32	0.05	(0.09)
Total from investment operations	(0.01)	0.18	0.32	0.42	0.62	0.27	0.01
Less distributions from:							
Net investment income.	(0.11)	(0.22)	(0.24)	(0.26)	(0.30)	(0.22)	(0.10)
Capital gains	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.21)	(0.25)	(0.24)	(0.26)	(0.30)	(0.22)	(0.10)
Net asset value, end of period.	$6.28	$6.50	$6.57	$6.49	$6.33	$6.01	$5.96
Total return	−0.15%	2.78%	4.95%	6.77%	10.53%	4.64%	0.13%
Net assets, end of period (in thousands).	$12,910	$13,754	$16,815	$17,304	$6,738	$1,382	$289
Ratio of expenses to average net assets . . .	2.02%[2]	1.99%	1.91%	1.90%	1.87%	1.95%[2]	1.98%[2]
Ratio of net investment income to average net assets	3.25%[2]	3.27%	3.49%	4.03%	4.72%	5.07%[2]	4.87%[2]
Portfolio turnover rate . .	14%	43%	44%	25%	36%	23%	34%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

BOND FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-05	For the fiscal year ended September 30,				For the fiscal period ended 9-30-00	For the fiscal year ended 12-31-99
		2004	2003	2002	2001		
Net asset value, beginning of period...	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97	$6.39
Income (loss) from investment operations:							
Net investment income..........	0.15	0.29	0.31	0.30	0.38	0.28	0.40
Net realized and unrealized gain (loss) on investments......	(0.11)	(0.03)	0.08	0.19	0.31	0.04	(0.45)
Total from investment operations..........	0.04	0.26	0.39	0.49	0.69	0.32	(0.05)
Less distributions from:							
Net investment income..........	(0.15)	(0.30)	(0.31)	(0.33)	(0.37)	(0.28)	(0.37)
Capital gains........	(0.10)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.......	(0.25)	(0.33)	(0.31)	(0.33)	(0.37)	(0.28)	(0.37)
Net asset value, end of period.......	$6.29	$6.50	$6.57	$6.49	$6.33	$6.01	$5.97
Total return............	0.64%	4.08%	6.18%	7.99%	11.83%	5.47%	−0.81%
Net assets, end of period (in millions)........	$14	$14	$12	$11	$3	$3	$2
Ratio of expenses to average net assets....	0.71%[1]	0.74%	0.72%	0.73%	0.73%	0.72%[1]	0.69%
Ratio of net investment income to average net assets...........	4.56%[1]	4.52%	4.68%	5.21%	5.95%	6.30%[1]	6.00%
Portfolio turnover rate...	14%	43%	44%	25%	36%	23%	34%

(1)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2005

Note 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the "Corporation") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Bond Fund (the "Fund") is one of those mutual funds and is the only fund included in these financial statements. Its investment objective is to provide a reasonable return with emphasis on preservation of capital, by investing primarily in domestic debt securities, usually bonds of investment grade. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Restricted securities and securities for which market quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as the Corporation's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

The Fund will deduct a redemption fee of 2.0% from any redemption or exchange proceeds if a shareholder sells or exchanges any class of shares after holding the shares less than 5 days. If a shareholder bought shares on different days, the "first-in, first-out" (FIFO) method is used to determine the holding period. Under this method, the shares held longest will be redeemed first for purposes of determining whether the redemption fee applies.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $767,082. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the period ended March 31, 2005, W&R received $39, $61,478 and $1,528 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $501,652 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $20,855, which are included in other expenses.

As of November 2003, the Fund paid Frederick Vogel III additional compensation for his service as lead independent director. For the six-month period ended March 31, 2005, that amount was $427.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

Note 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $58,152,773, while proceeds from maturities and sales aggregated $86,039,894. Purchases of short-term securities and U.S. government obligations aggregated $1,104,311,237 and $38,402,326, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,094,890,674 and $42,587,466, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2005 was $660,585,300, resulting in net unrealized appreciation of $10,256,906, of which $19,073,744 related to appreciated securities and $8,816,838 related to depreciated securities.

Note 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2004 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$32,590,511
Distributed ordinary income	31,848,403
Undistributed ordinary income*	1,009,718
Realized long-term capital gains	10,777,760
Distributed long-term capital gains	3,807,991
Undistributed long-term capital gains*	10,688,019
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2005.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2005	$ 365,720
September 30, 2006	7,258,980
September 30, 2007	2,315,321
September 30, 2008	2,315,321
Total carryover	$12,255,342

Ivy Bond Fund was merged into the Fund as of June 16, 2003. At the time of the merger, Ivy Bond Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,309,380 for the period ending September 30, 2005 and $2,315,321 for each period ending from September 30, 2006 through 2008 plus any unused limitations from prior years.

Note 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2005	For the fiscal year ended September 30, 2004
Shares issued from sale of shares:		
Class A	6,517	12,298
Class B	424	1,144
Class C	266	651
Class Y	132	403
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,419	4,632
Class B	209	269
Class C	65	85
Class Y	86	98
Shares redeemed:		
Class A	(11,785)	(33,927)
Class B	(980)	(2,926)
Class C	(392)	(1,180)
Class Y	(98)	(161)
Decrease in outstanding capital shares.	(2,137)	(18,614)
Value issued from sale of shares:		
Class A	$ 41,853	$ 79,858
Class B	2,727	7,427
Class C	1,709	4,228
Class Y	851	2,602
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	21,919	30,009
Class B	1,342	1,739
Class C	419	552
Class Y	548	635
Value redeemed:		
Class A	(75,728)	(220,181)
Class B	(6,293)	(18,972)
Class C	(2,521)	(7,648)
Class Y	(626)	(1,047)
Decrease in outstanding capital	$(13,800)	$(120,798)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Funds, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Bond Fund (the "Fund"), one of the mutual funds comprising Waddell & Reed Advisors Funds, Inc., as of March 31, 2005, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Bond Fund as of March 31, 2005, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2004, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2005

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Waddell & Reed's website at http://www.waddell.com and on the SEC's website at http://www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission ("SEC") on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at http://www.waddell.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1020SA (3–05)